UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41796

CL WORKSHOP GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CL Workshop Group Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On September 16, 2026, CL Workshop Group Limited (the “Company”) received a formal notification from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed on May 8, 2026, the Company received a letter from Nasdaq dated May 6, 2026, notifying the Company that it was not in compliance with the Nasdaq Minimum Bid Price Requirement, because the minimum closing bid price per American Depositary Share of the Company, each representing eight Class A ordinary shares of the Company (“ADSs”), was below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

Nasdaq has now determined that, for the last 10 consecutive business days, from September 1, 2026 to September 15, 2026, the closing bid price of the Company’s American Depositary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and the prior minimum bid price deficiency matter is now closed.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297543) and S-8 (Registration No. 333-299186).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: October 9, 2026	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Officer